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                                                               Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated November 6, 2000, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is
      not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of
         kforce.com, Inc. by Banc of America Securities LLC, the Dealer
              Manager, or one or more registered brokers or dealers
                  licensed under the laws of that jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                                       BY

                                kforce.com, Inc.

                   UP TO 10,000,000 SHARES OF ITS COMMON STOCK
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                 AT A PURCHASE PRICE NOT GREATER THAN $5.50 NOR
                            LESS THAN $4.75 PER SHARE

         kforce.com, Inc., a Florida corporation ("kforce"), is offering to purchase for cash up to 10,000,000 shares of its common stock, $0.01 par value per share (including the associated common stock purchase rights, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). kforce is inviting its shareholders to tender their Shares at prices specified by the tendering shareholders that are not greater than $5.50 nor less than $4.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD
TIME, ON TUESDAY, DECEMBER 5, 2000, UNLESS THE OFFER IS EXTENDED.
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         kforce's Board of Directors has approved the Offer. However, neither kforce nor its Board of Directors nor the Dealer Manager is making any recommendation to its shareholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. kforce's directors and executive officers have advised kforce that they do not intend to tender any Shares in the Offer.

     As soon as practicable following the "expiration date" (as defined below), kforce will, upon the terms and subject to the conditions of the Offer, determine the single per Share price, not in excess of $5.50 nor less than $4.75 per Share, that it will pay for Shares properly tendered under the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. kforce will select the lowest purchase price (the "Purchase Price") that will enable it to purchase 10,000,000 Shares, or such lesser number of Shares as are properly tendered (and not properly withdrawn) pursuant to the Offer. All Shares properly tendered (and not
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properly withdrawn) prior to the expiration date at prices at or below the
Purchase Price will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the "odd lot", proration and conditional tender provisions.

         Under no circumstances will interest be paid on the Purchase Price for the Shares, regardless of any delay in making such payment. All Shares acquired in the Offer will be acquired at the Purchase Price regardless of whether the shareholder selected a lower price. The term "expiration date" means 12:00 midnight, Eastern Standard time, on Tuesday, December 5, 2000, unless kforce, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "expiration date" shall refer to the latest time and date at which the Offer, as so extended by kforce, shall expire. kforce reserves the right, in its sole discretion, to purchase more than 10,000,000 Shares under the Offer subject to applicable law. For purposes of the Offer, kforce will be deemed to have accepted for payment (and therefore purchased) Shares properly tendered and not properly withdrawn, subject to the "odd lot", conditional tender and proration provisions of the Offer, only when, as and if kforce gives oral or written notice to Equiserve, the depositary for the Offer, of its acceptance for payment of such Shares under the Offer. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the depositary of (1) certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the depositary's account at the "book-entry transfer facility" (as defined in the Offer to Purchase), and (2) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an agent's message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and (3) any other documents required by the Letter of Transmittal.

         Upon the terms and subject to the conditions of the Offer, if more than 10,000,000 Shares, or such greater number of Shares as kforce may elect to purchase subject to applicable law, have been properly tendered (and not properly withdrawn) prior to the expiration date at prices at or below the Purchase Price, kforce will purchase properly tendered Shares on the following basis: (1) all Shares properly tendered and not properly withdrawn prior to the expiration date by any "odd lot holder" (as defined in the Offer to Purchase) who: (a) tenders all Shares owned beneficially or of record by such odd lot holder at a price at or below the Purchase Price (partial tenders will not qualify for this preference) and (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery and (2) after the purchase of all of the foregoing Shares, all other Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares. All other Shares that have been tendered and not purchased will be returned to the shareholder as promptly as practicable after the expiration date.

         kforce expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof no later than 9:00 a.m., Eastern Standard time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder's Shares.

         kforce is making the Offer because (1) its Board of Directors believes that its Shares are undervalued in the public market, (2) its Board of Directors believes that the purchase of Shares pursuant to the Offer is a prudent use of its financial resources given kforce's business profile, assets and prospects and (3) the Offer provides shareholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price, not in excess of $5.50 nor less than $4.75 per Share, at which they are willing to sell their Shares. In addition, where Shares are tendered by the registered owner thereof directly to the depositary pursuant to the Offer, the sale of those Shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market sales.

         Tenders of Shares under the Offer are irrevocable, except that tendered Shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by kforce under the Offer, may also be withdrawn at anytime after 12:00 midnight, Eastern Standard time, on Thursday, January 4, 2001. For


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withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of those certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility's procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by kforce, in its sole discretion, whose determination will be final and binding. None of kforce, Equiserve Trust Company, N.A., as the depositary, D.F. King & Co., Inc. as the information agent, Banc of America Securities LLC, as Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

         In certain circumstances, some tendering shareholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Some tendering shareholders may choose, for U.S. federal tax reasons, to submit a conditional tender specifying that all or a minimum number of their Shares must be purchased if any are purchased. The conditional tenders may be deemed withdrawn if proration would result in less than the specified minimum number of Shares being purchased from a shareholder making the conditional tender. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.

         The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference to the Offer to Purchase.

         The Offer to Purchase and the related Letter of Transmittal are being mailed promptly to record holders of Shares whose names appear on kforce's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS SHOULD READ THEM CAREFULLY BEFORE MAKING ANY DECISION REGARDING THE OFFER.

         No fees or commissions will be payable by kforce to brokers, dealers, commercial banks or trust companies for soliciting tenders of Shares under the Offer (other than fees or reimbursements described in the Offer to Purchase).

         Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished at the expense of kforce. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the depositary.


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                     The Information Agent for the Offer is:

                              D.F. KING & CO., INC.
                           77 Water Street, 20th Floor
                            New York, New York 10005
                  Banks and Brokers Call Collect (212) 269-5550
                    All Others Call Toll Free (800) 848-3416

                      The Dealer Manager for the Offer is:


                         BANC OF AMERICA SECURITIES LLC

                                9 W. 57th Street
                               New York, NY 10019
                                 (212) 583-8537
                            1-888-583-8900 ext. 8537




November 6, 2000


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